

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

June 14, 2006

<u>Via Mail and Fax</u>

William P. Greubel
Chief Executive Officer
Wabash National Corporation
1000 Sagamore Parkway South
Lafayette, Indiana 47905

> **RE: Wabash National Corporation**
> **Form 10-K: For the Year Ended December 31, 2005**
> **Form 10-Q: For the Period Ended March 31, 2006**
> **File Number: 001-10883**

Dear Mr. Greubel:

      We have reviewed your correspondence dated May 19, 2006 and the above referenced filings, and have the following comments. We believe you should amend your Form 10-K in response to comment number three and revise future filings in response to comment number five. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

<u>Response Letter Dated May 19, 2006</u>

1. Refer to your response to prior comment number 1. Please tell us the periods within 2005 in which the amounts indicated were accrued and the basis for the timing of when recorded.

2. Further, we note the additional provisions for pre-existing warranties of $1.05 million recorded in the period ended March 31, 2006. Please tell us the circumstances to which these provisions relate. If these provisions are related to one or both of the matters indicated in your response to our prior comment number 1, explain to us the basis for the timing of when recorded and the factors present that did not previously exist to warrant additional accrual during this period.

3. We note your response to prior comment number 6. We believe that your used trailer trade commitments qualify as guarantees pursuant to paragraph 3.a(2) of FIN 45. A fixed-price trade-in right which allows a customer to exchange a product purchased for a specified credit toward another product after some period of time is a guarantee as defined in FIN 45. We base this in part on the discussion contained in paragraphs 7 through 9 within the "Status" section of EITF Issue No. 00-24. As a result, the fixed-price trade-in right should be initially recognized and measured at fair value, provided the fixed-price trade-in right does not prohibit revenue recognition on the arrangement in general. In effect, an arrangement including a fixed-price trade-in right is a multiple-element arrangement where one element is the sale of the product and the other element is the trade-in right or guarantee. Please revise your historical financial statements accordingly.

Form 10-Q: For the Period Ended March 31, 2006

Condensed Consolidated Statements of Operations, page 4

4. We note that you exited the intermodal container business in March 2006. Please explain to us why the operations of this business are not reported as discontinued operations.

Managements Discussion and Analysis …, page 11
Results of Operations, page 12
Three Months Ended March 31, 2006, page 13
Gross Profit, page 14

5. We note that your gross profit margin has decreased in each successive quarter since March 31, 2005. Please explain to us and disclose on a comprehensive basis in future filings the reasons for this trend. Address your expectations on the continuation of this trend, what, if any, actions are being undertaken with respect to improving future margins, and the anticipated timeframe in which you expect the trend to reverse.

        You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

                                                        Sincerely,

                                                        Michael Fay
                                                        Accounting Branch Chief

cc: Robert J. Smith, Senior Vice President – Chief Financial Officer